Filed by Bookham, Inc.
Pursuant to Rule 425 Under the Securities Act of 1933
And Deemed Filed pursuant to Rule 14a-12
Under the Securities Exchange Ace of 1934
Subject Company: Avanex Corporation
Commission File: 000-29175
Event Name: Bookham, Inc. and Avanex to Hold Joint Presentation at Thomas Weisel Partners Technology & Telecom Conference
February 11, 2009
CORPORATE PARTICIPANTS
Alain Couder; Bookham, Inc.; President and CEO
Giovanni Barbarossa; Avanex Corporation; President and CEO
Jerry Turin; Bookham Inc.; CFO
CONFERENCE PARTICIPANTS
Ajit Pai; Thomas Weisel Partners; Analyst
Seth Spalding; Passport Capital
Ajit Pai: Welcome to the presentation at the Thomas Weisel Partners Technology and Telecom Conference 2009. It gives me great pleasure to have with us today Alain Couder, the Chief Executive Officer of Bookham and also Giovanni Barbarossa, the President and Chief Executive Officer of Avanex Corporation.
For those that don’t know me, I’m Ajit Pai, the Applied Technologies Analyst at Thomas Weisel and to begin with, I think we’re going to have Alain walk us through a few slides talking about the potential combination of the two companies, which has not yet been consummated. And then after that, we’ll open it up for questions. And if the audience doesn’t have any, I have several.
So, over to Alain.
Alain Couder: Okay. Good morning and it’s clear that we have not closed yet, so we are still two independent companies, but we thought it was clearly more effective to do the presentation together, otherwise you will have to ask the questions twice and we are not sure you will get the same answer twice. So, this time we are much more consistent.
The slides that I’m going to show you were already in the announcement package, but we are going to give you the different flavor because since we announced, we have been going to the world and talking to customers and partners and suppliers and investors as well and therefore, I thought sharing with you the kind of feedback we got and why we think that the rationale for putting the two companies together is the right one. So, Giovanni is with me and will share the questions and he will intervene if I forget something in my speech.
So this, you can read and this you can read as well. I think this is the first slide which I covered in the announcement, so I don’t want to repeat it here. I think the most important one, and that was in the announcement, is this one that means the two companies together in the telecom long-haul and metro markets have a very strong position from a product standpoint.

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And this is the feedback we got from major customers like Alcatel, Cisco and others, that basically we are now in a position to be a true alternative to JDS in the long-haul and metro telecommunications markets. Before, in order to be an alternative to JDS, you had to call on several point companies as the slide demonstrates. Right now, basically in the long-haul and metro telecommunications markets, between Bookham, Avanex and JDS, there are two suppliers, which is exactly what they want.
This is good news for us because first, it’s recognition of the complementarities of our product. And second, we are clearly becoming a strategic supplier. And some customers have already discussed longer term potential projects that could be done with us as a result of that. And also, they see that the combined company has a financial stability and financial strength that neither of the two companies had before. So, I think this is quite a strong point.
Do you want to add something on technology and products?
Giovanni Barbarossa: Yes. I just want to add a comment that we need to kind of remember that our customers don’t have the same buying pattern. So that our customers, they’re really pretty much still buying components. And a good example is Huawei versus other customers that buy primarily modules. Another good example is Alcatel-Lucent.
So, having a very complementary product portfolio, like the two companies combined, obviously will give us the ability to penetrate the market and gain a market share that we have not been able to kind of gain as separate companies. So, that’s very important.
In terms of the product complementarity from a technology standpoint, it obviously gives us, the combined company, the ability to extract costs from the modules and the subsystems solutions, which we were not able to extract as separate companies. So, that’s also very important in a market where our customers and our customers’ customers are really looking at the lowest possible cost of ownership of the network and so, we are putting together the two product portfolios, we’ll be able to provide those cost synergies at [part] a level that we have not been able to provide separately.
And again, from a market standpoint, there is really only one other company that has a similar product portfolio. Actually, they lack the special compensation for the portfolio, which we have, that’s really an issue. So from that perspective, we have a little bit broader portfolio actually than JDS Uniphase. Thank you.
Alain Couder: So, this is a good foundation for customers. In terms of customers in the telecom area, we basically have all the big names, but most of the time, when one company was strong, the other one was not as strong. For instance, at Alcatel-Lucent, Avanex has been very strong for many years. We were just starting to penetrate Alcatel-Lucent. As you get Nortel, it’s kind of the other way around. At Cisco, some of that as well, and so the — and Fujitsu, Avanex has a stronger position than we had. Our position

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in Japan was not very strong, while Avanex’s position in Japan is much stronger. So, the complementarity of the two is a big asset.
But now, we are coming with one sales force, a much broader product line and we sell to those customers. But because we already have the relationship, then we can expect a much more rapid penetration than either of the companies would have been able to do on their own. And that’s the potential for growth in terms of taking market share, even if the economy was not going to pick up quickly and that the market will stay flat, we think that we have real opportunities through that to be able to take market share in the long-haul metro portion of the telecommunications market.
So, we see that as a good opportunity that we will tackle. But, also it’s an opportunity to increase sales productivity because even if you have a large penetration at a customer, you still use one account manager. Those people are great, but they are expensive. So, we have another opportunity of being leaner and more profitable. So, this is the first point. That means the customer feedback and why we think we are quite well positioned to grow even in a flat market.
The second point is about the synergy. I think Giovanni already described to you the complementarity of our product lines. One important feedback from customers is that usually when there is a merger of two companies of similar size, you have two of each, such as two of every product. Therefore, you have to make a selection and the customer for whom a product line gets stopped might get upset because they have to re-qualify with the other party. We have none of that. In fact, out of all our products, there is one product where we have the same product to one customer.
So, this is very good news in terms of customer satisfaction. It is also very good news in terms of the combined revenues. We should not see any revenue decline due to some customers trying to move to the competition because there’s already two products from Avanex and Bookham. So, I think this is one important element of the synergy between the two companies. It’s complementary to our product lines and therefore, to the ability to keep customer satisfaction high.
Now in terms of executing on synergies, the number one thing that we told the team is that the number one criteria is to maintain customer satisfaction and customer continuity. But at the same time, cut, from day one, anything that is not absolutely necessary for customer satisfaction.
We now have an integration planning team in place, led by a team of two people, one from Bookham, one from Avanex. And we are going to make sure that even if the deal closes in three months, which could happen if we don’t have a necessary review, then we will be fully ready to trigger on day one, all the synergies.
So, the question I got from several of you on the phone in the past few weeks, what about synergies? Can you tell me why they are real and why is that going to happen? So in

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terms of synergies, basically there’s $7 million in synergies that we will be able to realize during the first full quarter after the deal closes. And in order to do that, we are going to spend $7 million. But another number you might be interested is that this $7 million is going to generate $20 million of synergies in the first year. So, if you turn to return on investments, we are expecting a nice return on investments for this type of merger.
So, how does this $7 million per quarter that we will have beyond the fourth quarter play? The 35% on gross margin and 65% on SG&A, while we will be keeping R&D at 12% to 13%, so we will — if we have some synergy in R&D, we will reinvest to make sure we keep innovation up and that we drive from technology leadership. So in terms of the gross margin, there are several items. One is the supply chain. We do not need two supply chains. We will have one supply chain.
The second one is the ability to pick the best place to manufacture at the best cost. So, we have Fiber Net, now [Tooka] went Shenzhen, which is insourcing. And clearly, we’ll tell Fiber Net, if you cannot manufacture at the same price as Shenzhen, we will remove the product. And we’ll make sure that Shenzhen is as competitive and as lean as whatever Fiber Net can do. So, we have an ongoing benchmarking. But there are short term elements of capability. If you look way down at the chip component level, like ship-on carrier or submarine pump and things like that, there is a lot of IP at this level. So, I think it’s inside, it’s quite important to protect the IP.
When you move out of the food chain and go on to assembly and test, then outsourcing is a possibility. There, clearly on the manufacturing strategy, we do not intend to grow all outsourcing or all insourcing. When Shenzhen will be full, we will not do another Shenzhen, we will outsource. But the answer I think is all, that if there’s some things that are better inside for time to market and the — possibility short term, all the things kind of very standard assembly test and they are better done by contract manufacturers. So, we play on that as another source of synergy at the gross margin level.
The third one is in-feed. That means we will be able to use our lasers, our receivers, our filters into the Avanex products and we could use some of the modulators from Avanex in some of our products as well if — when they can give better performance. So, this in-feed can be pretty significant. Just one example on the pumps, that Avanex is using, is in the amplifier. Right now, we are supplying no more than 25% of those pumps to Avanex, so we’ll be able to expand that over time to 100%.
So, those are the three measures associate of synergies. Did I forget something, Jerry?
Jerry Turin: I think you hit them.
Alain Couder: Okay. Thanks. The second point is about the 65% of SG&A. In SG&A, we noted two public companies and D&O insurance, external auditors, or two Boards and all that. It’s something pretty expensive. It’s probably $3 million to $4 million per year to run a public company. So, we will get down to one and that we can do right away.

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We don’t need two finance organizations. We don’t need two HR organizations. We need only one sales force. On the sales force, we cannot divide the sales force by two, but we probably can put the two sales forces together and downsize by about 30% the results of the two. So, this a sum of all of those elements in SG&A that are going to cause the others — the 65% of $7 million.
So, that’s how we are going to make that happen. The good news about SG&A is that a lot of it can be done in the first 90 days, while the gross margin will take a little more time because it means the re-testing of the products and a choice of manufacturing if you have to move manufacturing from one site to another and things like that. It will take more time.
As a result of that, we believe that about half of the $7 million can be done in the first full quarter after we close. So, that’s basically where we are on synergies. There are other things that we already discussed that will play on the top line. That means expansion in the customer base that can happen faster. And the more positive feed as we grow further. So, there’s quite a few things in terms of in-feed and technology in terms of synergy.
And I think that the combination is quite compelling from a financial standpoint. We put the two companies together, we clearly — I give you one data point is that when we will be back at $110 million, — per quarter, we will be at 7% operating margins, that’s what I said in the announcement. So, the question I’m getting all the time, but what if the market is flat? What are we going to do?
In terms view that is the market effect, we will take further action and that we will lower the $110 million. And right now with the current structure, we think we can be proactive around $90 million. But even if necessary, we would do more. Because if you remember, the production machine of Bookham was able to break even at $70 million. So, if it was really a very bad market, we could take some restructuring actions to make sure that we lower the break even point in such a way that we get to the profitability fast and that we preserve cash.
And so in conclusion, I think the two companies is a much more powerful company. We create the new company for now. We have clearly a best-in-class product at the terminal level, at the chip level, at the amplifier level, some very interesting 40G technology, both using lithium Niobate from Avanex and Indium Phosphide from Bookham.
In terms of operational strength, I think Avanex has a very lean operational capability, everything being outsourced except the fab in Milan where Bookham has a very effective production machine. I think we demonstrated that in the December quarter where before we learned about the Nortel bankruptcy, on an $11 million reduction of revenue, we were still able to increase the gross margin to 27%.

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So, clearly this is a deal that is with the first full quarter, will start to be accretive. And this is a repeat, at the bottom of the slide, of what I already said. But one last point is that the company has no debt and neither Avanex nor Bookham have debt and that’s an important element in these down markets.
So, Giovanni, do you want to add something?
Giovanni Barbarossa: No, I just wanted to add one comment about what the growth engines of the combined company are going to be. The complementarity of the product portfolio is also with respect to the next generation products that the network is already looking for.
And so in fact, if we divide applications between the regeneration, transmission and waveling management, at the regeneration, we are really — with the combined company, we’ll be able to tackle the tunable dispersion, compensation applications that our customers are really looking for as well as all of the automated regenerators, all of the automated amplifiers where we can really put more intelligence into the regenerating mode.
The transmission, from the transmission standpoint, the two companies basically have the complete set of component technologies that are required to address short, long, medium and long reach applications. Whether we talk about [inter-nile baiter], advanced modulators for what we call spectrally efficient transmission formats, like new to PSK, PSK, both 40G and 100G. And then, also all of the tunable lasers, and also the high speed receivers.
So, we have as a combined company, we have the full set of technologies at component level to differentiate the modules products. And then, in the waveling management world, we also, as a combined company, we have the filter technology that is required to have the lowest cost possible for multiplex, the multiplex interweavers and so forth that are still a very important part of the network as well as all of the more kind of fastest growing segment of the waveling management applications such as modems, especially in the waveling selectors reach applications.
So, we have not just a combined — a very complementary portfolio from an operating standpoint, but very complementary also in terms of what are the fastest growing segments of our — of the market that we serve.
Alain Couder: So, let me add just one point in conclusion, is that the question I get asked, merger or recall are very difficult to succeed. The statistics are terrible, 20% succeed and those kinds of things. We are very confident we can make it grow for a couple of reasons. The first one is the feedback from our customers that I mentioned.
The second one is the employee feedback. There’s two teams, not only at the management team, but on the employee level are very pleased with this merger. And one

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very difficult thing when you do a merger of companies of similar size is that one team doesn’t like it because they cannot — they have been sold to the other or they have been sold by the other.
I think we are really playing it as the merger and taking the best people and we are creating a sense that the two teams can win together. And we are looking at the possibility of having a new name to rally all the employees behind that. Because in the end, it is the people and the employees, working with the customers that makes the merger successful. And what you have seen so far is very, very encouraging.
So that’s all, I think, in the general comments. And I’m sure you have questions.
Q and A
Ajit Pai: Well, do we have any questions from the audience?
Okay. So, let me begin with some of my questions. When you’re looking at the sort of overall structure of the optical component industry, one of the big issues has been that there have been too many players and too much capital moved into an industry in the late ‘90s and the early 2000s. And for a long time now, the industry has not been profitable. The industry returned to profitability, I think, in the fourth quarter of 2007. And it was a very brief period of profitability. It didn’t last very long, so maybe about four quarters of profitability for the industry.
Now, when you see the combination of Bookham and Avanex, it’s still, I would say, a number four player in terms of scale. But it hasn’t really changed the total number of players or top 20 players that materially. How do you see the structure of the industry changing because of your merger right now? Do you think that pricing, which I think has been the biggest issue for the industry, there’s been more than an order of magnitude drop in pricing in the past five to seven years? What’s going to get pricing to stay out there to give you folks some help?
Alain Couder: Okay, I can start again. The first point is that Bookham and Avanex, on the long-haul metro markets, are going to be clearly probably the number one or at least the number two player. So, I think you need to look at that particular industry by certain markets and not as the global thing. That’s the first one.
Ajit Pai: And can you quantify that for us? Like what percentage of that market do you think you have?
Alain Couder: I don’t know. I haven’t sized it precisely, but you will help me with that, I’m sure on that. But let me give you one example where the consolidation of the industry already existed, which is at the chip level and the pump level, for instance, the 90 pump.

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We are down to basically three suppliers and there the margins are pretty nice. So, when the market gets down to two or three suppliers for a given product, then the prices are reasonable, because nobody is desperate to sell their products.
So, I think we get there in the metro long-haul between JDS and Bookham-Avanex, which will be the two strategic suppliers. We’ll have a few point competitors, the transporter [RF], that’s the new one, which is very crowded there, and he amplifier area, which is very crowded. But we will have the strength of being a strategic supplier and over time, I think it will pay off.
I don’t know if you wanted to add something?
Giovanni Barbarossa: No, I think consolidation is definitely — really going to be very important to improve the overall outlook of the industry. If you plot the market share by all players for the past 10 years, there’s one entity, which grew substantially. It’s called others.
So, there has been consolidation over the past 10 years, but the fact is the newcomers have grown faster than the other companies have been able to consolidate. Avanex and Bookham is a good example, separately, of consolidation through the Nortel, Marconi, Alcatel and [Cogney]. And no doubt acquisitions were made, but the fact is that we haven’t really been consolidating faster than the other companies have been able to put — to come up on the market and so forth.
So, the fragmentation of the technology, the fragmentation of the market, has really led to this fundamental problem with profitability where we need to as independent companies, we need to spend a lot of energy in so many technologies and there really is no synergies. And only combining, we can extract those synergies that will be able to make us more competitive.
Ajit Pai: Got it. So, when I’m looking at — you know what I heard from both of you right now, I think the synergies, while they’re tremendous, I think you talked about sales and marketing, you talked about all of that. You also mentioned that the product overlap is only one product and one customer where you have a complete overlap. So, given that you’re not concentrating any one particular market, because it’s a complementary portfolio of products, so you don’t think that you’d be helping in terms of the pricing side of things so much in this particular merger in the industry?
Alain Couder: I think we are because there is no overlap. But for instance, in amplifiers, Bookham had a couple of customers and Avanex has a lot of customers, so we bring the two customers to the Avanex product line, in the so-called terminal of products, Avanex is bringing their transponder business. And it is a product that they are selling to customers that Bookham didn’t have.

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So, in fact the — there is no overlap from a customer viewpoint, but in total, we have complementary strengths. So, I think this is going to play to the fact that our market share by product line is going to increase and therefore from an R&D viewpoint, I discussed that several points, the vertical integration strategy of Bookham, the limitation was is that resulting in our scale and revenue, we would have been spreading R&D too thin over the products from chips to subsystems.
I think with the combined company, by keeping R&D at 12% to 13%, now we have the critical mass. And the only alternative is JDS. I think we’ll be spending as much or more R&D on their product line as in any of our competitors. And that’s really the recipe to work, reasoning in the long term and to also win in terms of pricing.
Because one thing I didn’t mention about pricing, everybody complained about price pressure, price pressure, but if you look at the history of semiconductors, as there are more of those supplies, everybody hopes every year, two years that the modules are going to slow down, to look back at history, it just applies. Because if you’re not the quickest, somebody else will be the quickest.
And then, what I’m saying, our engineering team is at — there is no choice. You need to innovate in such a way that the gross margin improves. And then, yes, the price will decline, but that doesn’t mean that the margin will decline. I think this is the other way around, investing for gross margin is the top priority of R&D.
Giovanni Barbarossa: Right. And I wanted to add one question here. We were talked about vertical integration. I just wanted to make one point. The ability to vertically integrate and therefore, using your own components for your motors and your subsystems, it’s obviously an advantage because of the margins and so forth. But the fundamental advantage, which is not that obvious, is the fact that you can extract costs by eliminating redundancies at the subsystem level.
When you put together — a good example is a Roadham line card. So, you have an amplifier, you have a waveling safety switch, you have an optical performance monitoring and if a third-party would have to buy all of those modules independently, they’ll buy with the modules three CPUs.
With our approach, because we will be able to control every single part of those — of the card, we’ll be able to control all of these modules with a single CPU and therefore reducing the costs by eliminating redundancies. So, it’s not just about the integration at the card level or the various modules. It’s really extracting costs by vertical integration, by reengineering the modules and leveraging the components that both companies would have.
A Roadham line card is a very basic example — it’s the best example because we have the pumps for the amplifiers, we have the being flattened filters for them to amplify, we have

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the [thin film] filters for the [mask-to-mask] portion of the Rodham card, we have all of the module technologies that go into that kind of an application.
No wonder why one of the largest slots, design wins opportunities that were out there on the market was only won by Fujitsu and us. Even if I could say that on the wavelength selectors, which 10 point, Avanex is not as strong as other competitors, but the combination makes the valuable position much stronger. And so, the customer ultimately went with the company that has the largest ability, the greatest ability, to extract costs from the subsystem solution.
Ajit Pai: So, looking at what you just said, I think there’s the R&D question that we’ll address again in a few minutes, but the interesting thing that you talked about is having multiple components sharing the same CPU, having some synergies over there. So, there’s been a trend, I think, over the past eight to nine years, which is that the com equipment vendors have been outsourcing more and more of the capabilities of the box to the component vendors.
So, you move from making everything all the way down integrated to the component level, so just having Nortel offer their electronics, Alcatel offer electronics, all these other things getting shipped out, being independent companies. You then had the back plane and overall systems being shipped then. Then, you had even Nortel sort of planning to become a software-driven company with everything else being done outside.
Now, given that trend that you have seen right now, how comfortable are they going to be with having all those capabilities on a single module that you’re talking about, all in one CPU, rather than having the flexibility to use other people. What — while it’s possible what you’re saying, are the com equipment vendors, your customers, are they open to having that level of integration? And then in addition to that, if they do get that level of integration, where do you see your content in that box stopping?
Alain Couder: Want to start?
Giovanni Barbarossa: Please.
Alain Couder: So, it’s very clear that different customers have different views on that. Some customers are clearly willing to go to the subsystem level now, other ones to be able to master the confidence level and do it themselves. But I think over time, that something will happen that will happen in the computer industry, as we are more and more efficient at doing the subsystems for the reasons Giovanni was discussing, then they will come to the realization that it is not efficient for them to do their own assemblies. But that’s probably a three to five year horizon, some companies have very strong know-how in terms of optical capabilities and they will continue to try to leverage that. So, it’s not one or the other.

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On the other end, if you look at some younger companies, they are clearly willing to go to the subsystem level, but to answer your question about being dependent, basically each subsystem is derivative of a common platform, but it’s kind of unique. And Avanex’s software, it is unique. We — one thing that Avanex brings to Bookham is the software capability. Bookham’s software capability was not as good as it should be, I would say. And I think Avanex has some better — much better software capability. Electronic integration is very important and we have some, but we also partner with some electronic capability to do a very dense, very fast electronics to complement this.
So I think the two companies scaled together are going to increase the ability to do very cost competitive and high-performance subsystems.
Giovanni Barbarossa: And I wanted to add that our customers, I don’t believe they have a particular religion whether they should buy components or modules or systems. It’s all about cost. As long as they believe that they can have a lower cost solution internally, Huawei is a good example, they make it internally. And in their case, we’ll supply components. However, it is also true that the reason why they think they can do this internally at lower cost is because there isn’t, probably, a low enough cost supply out there.
So, they are — and at Avanex, we have been able to, even without the merger with Bookham, would be even a stronger valuable position with Bookham, we’ve been able to take some of the amplified captive business from two customers in Europe and in Asia. And because we have been able to propose them a solution, which ultimately was lower cost than the one they have now. So, as soon as they saw — they realized the cost advantages, they changed their strategy. So, there isn’t really anything kind of magic about their thinking in terms of what is the best solution for their own systems.
Ajit Pai: Yes, I think that that’s an interesting point. When you look at the overall sort of landscape of com equipment vendors, you have the new emerging vendors, the VTs, the Huaweis that are coming out of China. But I think they think the same way that you think. When you look at the more established vendors, when you look at the Ciscos, you look at the Alcatel-Lucents, you look at all the traditional incumbents, they always like things dual sourced at a minimum.
Alain Couder: Yes.
Ajit Pai: So, when you’re looking at that, having these kind of capabilities, unless they have a second source that can provide the same kind of capabilities, is that something that they jump to until they get to that stage?
Alain Couder: No, they will manage to have two sources. And this is where you need to be the first one. Because you do the design with the customer and the second one has to complete the same design and be compatible. And that’s not as easy to make money doing that. So, being leading edge and being first designed in is very important. But you

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also, you are right. And I think over time, everybody will want two sources. That’s the way the market works.
Ajit Pai: Yes, absolutely.
Alain Couder: So time to market, the performance to market. Cost, cost to market is not a place we want to be. We want to be first and with a better product. Coming in as the second supplier is always a challenge.
Ajit Pai: Got it.
Alain Couder: So, we have been pushing for innovation in Bookham for the past two years. And I think we have demonstrated some results with our number of products and things of that kind. There’s no replacement for innovation, if you want to be first to be designed in.
Ajit Pai: So on that note, let’s shift over to start looking at innovation and looking at R&D and how R&D is positioned in the world right now. So one of the interesting things, I think, you pointed to, I think one of the most significant things you brought up on your conference call when you announced the merger was the fact that finally, you have a joint R&D budget that is becoming material again, which can become a source of competitive advantage for the combined company.
Alain Couder: Yes.
Ajit Pai: So, you’ve learned the math and while you don’t really have very good visibility into the OpEx satellite numbers, et cetera, it appears that out of the sort of the Western world, that the Bookham and Avanex R&D budget is now number four, in terms of total dollar spending. But it also still ignores, and you still don’t have very good visibility into what’s happening in Japan. So, can you give us an indication as to where do you actually see the R&D investment still being cutting edge? How many competitors do you have that have the same capability of investing?
And more importantly, as governments around the world are seeing the big economic slowdown, while your revenue might fall, governments are trying to harbor innovation in France, in the US, in many parts of the world, the government’s giving these R&D grants. What possibility is there for this combined entity to get a material percentage of its R&D government subsidized?
Alain Couder: You asked several questions there. The first one, on the R&D budget, yes, we are number four in terms of the optical industry.
Ajit Pai: Excluding the Japanese.

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Alain Couder: Excluding the Japanese. But in terms of the long-haul metro market, I think we are number one.
Ajit Pai: Yes.
Alain Couder: So, that is a very important point. Because in the end what’s important is the amount of money you put their product line. As far as the grants are concerned, we already — both companies have already grants in the countries in which we are working. We have grants in the UK and in the US, and I think we have grants in France and Italy. So, we will continue to pursue that because, you are absolutely right, this is a real opportunity. And the optical world is known by governments as being one of the key technologies of the future.
Ajit Pai: So, when you look at the combined R&D of, let’s say that the target is how much? You’re looking at about $50 million?
Alain Couder: It’s 12 to 15% of revenues. So, if you’re talking about a $400 million company, which is particularly where we are with the downturn, that gives you the number, about 15%, $60 million.
Ajit Pai: Right. So — and then of that, how much do you think you’d be able to get as — I mean, that’s excluding the grants or including the grants? How are you thinking about it? What percentage —?
Alain Couder: It includes — it’s excluding the grant. The grant becomes — we will be a 12% to 13% net R&D.
Ajit Pai: Got it. So we do expect — and are you seeing signs that the grants could potentially increase materially or —?
Alain Couder: Yes, it is in the discussion with the government. The problem is that the process to give grants is a long process, typically it takes a year. So, we will see the results of that only a year from now.
Ajit Pai: Okay. If anyone in the audience has questions, please raise your hand. I’ll look periodically.
Unidentified Audience Member: One comment, maybe Giovanni can elaborate on our East-West split of R&D resources that should give some leverage on a dollar basis. How much resource we have in China between the two companies?
Giovanni Barbarossa: Yes, that’s a very good point. Both companies have adopted the most efficient way of developing new products, which is having the innovative teams in the Western world between North America and Europe and then having what we call the derivative engineering or value-added engineering in Asia in the low cost regions. And

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Summit IR Group Inc.
February 11, 2009

that way, you get the best of both worlds because, well, not just for the cost reasons, but also from a time to market, the engineers are able to work 24 hours a day because of the time zones and so forth.
So, products do get developed also faster and software testing is a very good example where the people in the — engineers in the Western world do the coding and the people in the Eastern world, they do these regression tests and all of the debugging and so forth. So overnight, you get what — you basically have engineering forces working two shifts, which hasn’t really happened that often. And so, that’s a very good way to split costs and also be more efficient from a development standpoint.
We’ve been able to — I have to say that probably Europe is a little bit more aggressive in funding these Photonics 21 initiatives, sponsored by the European community where both — basically both companies have been able to get grants for advanced development. We haven’t really been able to get any funding in Asia. I don’t know if there is any. And in this country, hopefully, with the new administration, we’ll see a little bit more funding towards the telecommunication world.
Ajit Pai: Okay. Then shifting over to just looking at the integration —
Alain Couder: What is your question?
Ajit Pai: Oh, there’s a question from the audience?
Alain Couder: Yes.
Unidentified Audience Member: I just had a very broad question about the end market. And it looks like a lot of the end customers were in trouble before the downturn and we’re just starting to see the CapEx come out of the carrier. Can you just — what do you think is happening here — what’s the big picture for (inaudible — microphone inaccessible) markets are down. I don’t know.
Ajit Pai: Could you repeat the question as well then?
Alain Couder: I think the question is a lot of questions for the end-customer, which are who are the carriers? And the downturn — the slowdown for those customers started before the actual downturn and the financial crisis. So, you keep talking about flat markets. Could it be a down market? That’s your question, I think.
And so, I think this is — there is some markets where clearly we could see a slowdown and a down market. But there is others in this country where we still see growth. And in fact, we still see some of European and Asian customers who are still looking for growth year-over-year and this quarter. And because we are serving China, India, South Africa kind of markets. So, I think the balance of the two, as we see it right now, is about flat.

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Summit IR Group Inc.
February 11, 2009

For the customers who are mostly focused on the North American market, yes, the downward pressure is significant.
At the same time, there is not enough bandwidth in the network. So, the question is CapEx is down, where is the CapEx going to be down? Is it going to be on the access network with fiber-to-the-home and cable distribution and all of that? Or is going to be in the core network, where we are focused? Where you need more bandwidth and therefore, you need to add more line count?
One comment I heard two weeks ago from one customer is that some carriers are revisiting the tradeoff of tunable versus fixed because the fixed wavelength line cards are less expensive than the tunable line cards. Even if long term it’s not the good solution, short term, it may be a way to do it. But we sell both, so that’s okay for us.
Did you want to add to that?
Giovanni Barbarossa: No, just a comment. There is no doubt that the CapEx spending has been declining and so forth. On the other hand, I think we need to differentiate between the telecom bubble and this market that we’re seeing today.
The — there is really no overcapacity in the network. The CapEx spending is declining not because there is an overcapacity. The demand is still there. As you know, the telecom bubble was driven by an inflation, an overinflated capacity driven by CLECs, which are not around anymore. At least in North America. And also the other issue with the telecom bubble was there was really no application that was really driving bandwidth demand.
Now 10 years later, or so, it — the situation is very different. You can just look around yourself, of all of the different applications that come up, which are really demanding a lot of bandwidth, and then you understand why the fundamentals of the telecom industries are still very healthy.
And even if there are, in some cases, the cell phone is a very good example where they are not still broadband enough to drive a lot of bandwidth demand. On the other hand, there is a much larger number than there used to be, nine years ago, 10 years ago, so the aggregate bandwidth demand is actually growing very rapidly, driven by users that today don’t use a lot of bandwidth, but in an aggregate, they do request a new investment from a network standpoint.
So, I think that there is quite a difference with respect to the past telecom market decline and this time, so we believe all of the applications that we see, video broadband, video on demand, Internet video and all of the aggregate demand by applications, which are not necessarily bandwidth intensive, they will still drive a major need for new CapEx spending from the network operators.

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Summit IR Group Inc.
February 11, 2009

Ajit Pai: But to the same question, which is the same direction I was heading, back to the margin side, while we’ve seen this tremendous bandwidth growth for the past, I think, five to seven years, even after the downturn, I mean you’ve seen the carriers return to health in 2005, 2006, good margins, good performing stocks with market gas. Your customers, the equipment vendors and to this point, have — they are selling more stuff.
The problem is they’re not getting any pricing power. And then, if they don’t get any pricing power, how will you get any pricing power? And to this point, when things were still okay, and CapEx was still growing maybe 2%, maybe 5%, if Alcatel-Lucent, Nortel and everyone else, CNL, are already having problems, then with a slowdown, how ugly do you think things are going to get for your industry, regardless of the consolidation?
Alain Couder: I — at this point in time, we have not yet seen more price pressure than we had a year ago. This is not happening, the negotiations we had in the first two months were no worse than last year. So —
Ajit Pai: Well, let’s — in a slightly different way, (inaudible) which is that if you’re looking at someone like Nortel for example.
Alain Couder: Yes.
Ajit Pai: And they decided to ask for protection from that.
Alain Couder: Yes.
Ajit Pai: They still have cash on the balance sheet.
Alain Couder: Yes.
Ajit Pai: Now, are you seeing a change in their buying patterns? Their business levels for you are of an account, they require the line cards because the demand is growing at their customer level, but is it impacting demand? Not so much for the pricing factor right now, but your customers are not getting pricing power, that’s why their margins are bad. Is it impacting their ability to purchase from you even at the pricing you’ve agreed?
Alain Couder: We don’t see the fact that it is — is they have a problem purchasing. Where they are much more cautious than they were last year is to make sure there’s no inventory build up. So, the difference in buying pattern that we are seeing is smaller orders and shorter term deliveries. That’s really what the change is, which is a challenge for us because at the same time, we need to keep the inventory as low as possible, so there’s a tradeoff there. And I think that the tradeoff is much more in terms of the flexibility we have in terms of being able to deliver the product very quickly because of the change of buying pattern than the actual price, so.
Ajit Pai: So, then — just — did that address your question?

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Summit IR Group Inc.
February 11, 2009

Unidentified Audience Member: Yes. But I had sort of a follow-up question if I may. You talked about the rise of the others in terms of market share, I guess in the end-markets, others fell dominant, so (inaudible — microphone inaccessible). Could you just assess from an objective point of view if you can what the ability of these others that survive. Are you seeing a lot of companies are kind of on the edge here (inaudible — microphone inaccessible)? What’s the status of others?
Alain Couder: I don’t know all the status of the others. What I can tell you is that the number of phone calls and visits I have from private companies since we announced is incredible. And we see it is starting to be a reasonable people as well. That’s a — that’s new news and good news for the industry. They are not looking at getting all their money back and more anymore. So, I think that means that a lot of the smaller companies are really struggling. But that’s the only factual indication I have at this point in time.
Ajit Pai: So let me ask, you talked about BMI which is basically about, I think — two years ago, you had BMI initiatives at a number of your customers. You had a drop in demand to do it, inventory being used up and a smaller pool of inventory in the entire supply chain. Now, when you’re putting together Bookham and Avanex, you’re talking about cost synergies, all of that, but could you give us some idea as to the integration, not from like the 65%, 35% that you talked about in terms of marketing, but more from a systems side.
Both companies are sort of roll-ups in their own right, they have combined other companies. What do the systems look like? What kind of investments are required? The ERP programs that have just recently been updated, what systems are those?
Alain Couder: So, those companies are on SAP. So, on the surface, it’s very easy. We are looking right now at how SAP is being used to understand how we can convert it to the system quickly. So, this is being analyzed right now. But the good news is that at least in terms of system origin and ERPs, the two companies are out there.
In terms of engineering systems, we are using Agile; Avanex is not using Agile anymore. They use SAP. But they used to use Agile, so most of the engineers are already trained on Agile. So we have to decide whether we get Agile, which is a more proficient system for engineering, or whether we take the cheaper module of SAP. So that’s a decision that is going on.
In terms of CRM, Bookham doesn’t have any share and Avanex had been using Salesforce.com and I have been pushing for a CRM system because I hate to be totally dependent on the sales people when I visit the customer and I like to go into the CRM and try to understand what happens. So, I think we have an opportunity there to do that because we are already at CRM working into Avanex. So, it’s not a complex system integration from what we know at this point. There are some choices to be done. But it’s not we are a total different approach and totally different system.

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Summit IR Group Inc.
February 11, 2009

Ajit Pai: But throughout the two companies, there wasn’t any — I mean, the upgrade for SAP had been recent enough that it’s fully integrated across Avanex and across Bookham, so there isn’t anything that’s required to be sort of redone or anything so far?
Alain Couder: No, there’s only in — I think in Avanex you are fully integrated. In Bookham, we had one site, which was not in SAP yet.
Ajit Pai: Okay, so that’s fine. And then, looking — going back to the sort of inventory and the channel issue, if they ended the cycle, just the velocity that there was in the month, the write-offs were tremendous. Billions of dollars of component write-offs.
Alain Couder: Yes.
Ajit Pai: Now this cycle, we already saw a fall in demand well before end markets fell because of the BMI, all of that. So — but you’re still taking charges and still seeing Bookham and Avanex taking obsolescence charges in the financials.
So, can you give us an idea as to whether the current level of obsolescent charges that you’re taking every quarter, every other quarter, whether that is actually the long term sort of obsolescence that you’re going to see on components? Because of the normal business? Or should we still look at it — remove it to think about it on a pro forma basis that that could stop happening at some point and still be in excess of the last cycle? Not excess of the last cycle, in that sense, but it’s a transition period.
Alain Couder: Well, I think we have been taking less, at least for Bookham, we have been taking less recently. Jerry can give you more detail on that. So —.
Jerry Turin: Yes. So Bookham’s not been experiencing any significant change in it’s E&O. I think it’s partly because of the vertically integrated model that we’re able to respond a little bit more. I think Avanex has taken charges, I think there may be products as well as the market conditions. And I don’t know if Giovanni wants to elaborate or not, but I don’t think we see a long-term trend like the bubble where there may have been a complete fallout of demand and enormous write-offs that continued. I don’t see a long-term continuing trend.
Ajit Pai: So, the current level of write-offs should be considered at a normal level of business, the write-offs will continue for the next three, five, six years?
Jerry Turin: I would think so for Bookham.
Ajit Pai: Right.
Jerry Turin: From a Bookham point of view. And again, I think there may be a few specific spikes that Avanex has experienced.

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Summit IR Group Inc.
February 11, 2009

Giovanni Barbarossa: Yes, that won’t be the case for Avanex. We definitely experienced higher than normal E&Os over the past couple of quarters.
Ajit Pai: So, it’ll start falling to a lower level.
Giovanni Barbarossa: Level.
Ajit Pai: So, we should look at that more on a pro forma basis? The pro forma would be lower? On an ongoing basis, what you expect.
Giovanni Barbarossa: Correct.
Ajit Pai: Excellent. And then any other questions from the audience?
So looking at the expense, you talked about the $7 million in restructuring expense and you’ve — to get the $7 million quarterly benefits. And I think the first year, you said you would get about $20 million in benefits for that $7 million investment. Over and beyond the $7 million in restructuring, are there any other expenses that you are seeing that have cropped over — since you announced the combination of the companies?
Alain Couder: Not at this point in time since we launched the integration plan. I think we’re — and we are still within the $7 million of expenses and this is for a — to do the restructuring.
Ajit Pai: And when you’re looking at the customer reactions from the largest customers of both companies, what has been the way that the customers have communicated to you that they want to be working with the company, both in the intermediate period, the next three months and then after that as well? Has there been some kind of communication on a — or change in behavior?
Alain Couder: So, the number one is that we are now considered the tier one supplier by them. And both Avanex and Bookham are confident that we are tier two suppliers. That means they would buy it from Bookham and Avanex, that we have superior technology before, but not as a tier one supplier. That means that JDS has been considered tier one for the big suppliers by all of the larger OEMs. And now, we’ve got the feedback, I personally got the feedback from two large companies that we are now clearly tier one. And we’ll be considered as sustainable as JDS. And that should be a big plus for us.
Ajit Pai: Right. And when you’re looking at the balance sheets of the two companies, and the last two or three times that the stocks have gone up in the optical space, you’ve been fairly opportunistic and shored up your balance sheet a couple of times, at least. And right now, if you look at the two companies, what the market expects, not necessarily the sales side analysts, but both the companies have a negative enterprise value, which is the market expects you to burn cash at a pretty rapid rate.

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Summit IR Group Inc.
February 11, 2009

Alain Couder: Yes.
Ajit Pai: As a combined company, do you actually expect greater financial flexibility at an earlier date? What is the sort of relationship right now with the banks in terms of lines of credit, et cetera? And do you expect any improvement in your ability to be getting better terms as a combined company?
Alain Couder: In fact, we are already — Bookham has already a line of credit, as you know. And we are really discussing this line of credit as we speak. And, Jerry, maybe you can talk in more detail, but we are getting very positive feedback. Because the ability to be cash flow positive for the combined company is much more rapid than for either company stand alone.
Jerry Turin: Yes. I mean, so first off, we’re not debt reliant or reliant on raising debt. So as far as what terms are available, we’re really looking at our existing line of credit, extending it and then long term possibly increasing it based on the added receivable space that it would be based on. They — a favorable reaction from that point of view.
From a cash flow point of view, we should be EBITDA break even in the first quarter together and somewhere in the middle of the six month range to be cash flow break even. So I think that’s a metric that would be relevant for your — to your question. I think that would imply more flexibility and more terms, but again we’ve not explored exactly what that would mean.
Ajit Pai: And the banks on the line of credit side that you’re speaking with, will any kind of decision only be made after the acquisition is closed? The combination is closed?
Jerry Turin: No, so we’ve got an existing line of credit, Bookham stand alone, that we’re — expires at the end of this year. We’re looking to extend that. And it’s on a stand alone basis and we’re moving forward and having discussions and term sheets going back and forth and it’s very much a business as usual.
The question is, after the deal is consummated, if we wanted to increase the level of that line, based on being a larger company with a larger asset base, we could go back and revisit that at that point. But we’re looking to stabilize what we have in place now, stand alone, and then we think that’s probably sufficient combined, too.
Alain Couder: I think with Bookham a stand alone loan, we have the ability to get the new line of credit. And for the two companies together, we have the ability to get a larger line of credit with Alcatel. I think the financial stability is going to be significantly improved.
Ajit Pai: Right. And based on what you see right now, the market seems to be saying that the cash burn of the two companies even combined is going to continue for some time.

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Summit IR Group Inc.
February 11, 2009

But from what I gather right now, what I just heard, is that you expect in six months, after the closing of the acquisition, within six months, for the company to be cash flow positive, combined.
Jerry Turin: Yes. Excluding any restructuring that we’re paying at that point in time. And I’d put the caveat that if we were — started growing rapidly, if there was a big hockey stick, which we don’t see at this point in time in the market, but you may burn some cash and increase your receivables in inventory. But that would be a positive situation.
Ajit Pai: And six months would mean like the end of —?
Jerry Turin: From the end of — I was kind of purposefully vague and around six months. So, it depends on exactly the day you closed and is it six months from the close date? Is it six months from today? It’s somewhere in the middle of the 12-month period.
Ajit Pai: So, the second, third quarter —
Jerry Turin: So, the second or third quarter. So I’d say part way through the second quarter, we’d probably be running at that sort of run rate, but wouldn’t necessarily experience that for the whole second quarter. And then the third quarter, it would be a full quarter where you’re actually demonstrating that from day one through the end of the quarter.
Ajit Pai: And that is assuming the $110 million run rate or the current run rate?
Jerry Turin: No.
Alain Couder: This is assuming the run rate’s a little higher than the — this quarter. But not the $110 million.
Ajit Pai: By this quarter, you mean the March quarter?
Alain Couder: Yes.
Ajit Pai: Okay. Excellent.
Jerry Turin: Yes, somewhere in between. Somewhere in between.
Alain Couder: We expect the June quarter right now to be higher than the March quarter.
Ajit Pai: Got it. So, that would mean that the company itself, right now, doesn’t see — the combined company doesn’t see any reasons to raise any additional capital in the near term, barring any other potential very, very attractive acquisitions?

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Summit IR Group Inc.
February 11, 2009

Alain Couder: For organic growth, no.
Jerry Turin: No.
Alain Couder: For external growth, possibly. There’s a couple of technology where we might have a need to get them quickly. For instance, we — in the Roadham WSS, we don’t have the one-by-nine, we have only the one-by-two. So, there may be some opportunity there. And we mentioned that as Bookham stand alone before. With the merger, we are getting the one-by-two, but we are not getting the one-by-nine. So —
Ajit Pai: But you also get additional cash because it’s a stock-for-stock transaction, towards the balance sheet.
Alain Couder: That is correct.
Ajit Pai: Right. And the — how large is the line of credit?
Jerry Turin: It’s a $25 million line of credit.
Alain Couder: Today.
Jerry Turin: Today. With nothing drawn against it.
Ajit Pai: And nothing drawn against it. It’s undrawn. Excellent. So — and when you’re looking right now at the competitive reaction. You’ve talked about how your customers have started interfacing a little bit with you and you’re moving up into the tier one and they have — you haven’t made your tier one yet, but have they indicated they intend to make you a tier one so that you’re on the same level as JDS and Finisar? On a competitive reaction, what have you seen that’s happened after you announced this? How have your — I know it’s very recent, but how have the competitors responded?
Alain Couder: I haven’t seen much response. Did you?
Giovanni Barbarossa: No. I mean —
Alain Couder: No?
Ajit Pai: In the marketplace, you haven’t got any —.
Alain Couder: You’ve probably got more than I did, they probably talk to you.
Ajit Pai: Well, I get the investor response and the — but the —

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Summit IR Group Inc.
February 11, 2009

Alain Couder: But I’m sure you’re talking to our competitors as well. So, they probably tell you something about that. So —
Ajit Pai: Right.
Alain Couder: — you may want to comment on that sort of thing.
Ajit Pai: Okay. Well, are there any other questions from the audience? I think most of the questions I have sort of been addressed.
Alain Couder: Thank you.
Ajit Pai: And congratulations on announcing something that is helping the industry and both companies quite a bit. And it’s a pleasure to have both of you with us and thank you, everyone, for joining us today.
Alain Couder: Thank you very much.
Giovanni Barbarossa: Thank you.
# # #

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Summit IR Group Inc.
February 11, 2009